82-2960


GROUPE
CLARINS


06012194

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SUPPL

RE : Clarins File N° 82-02960

March 23, 2006

Dear Sirs,

Enclosed is a copy of **Clarins Group 2005 annual results** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

dw 4/4

GROUPE
CLARINS

March 23, 2006

2005 RESULTS
Operating margin better than expected

Consolidated Financial Highlights (IFRS)	2005	2004	Change (1)	Like-for-Like Change (2)
	In € million	In € million	%	%
Net Sales	998.2	932.0	+ 7.1	+ 6.7
Operating Profit	126.4	120.9	+ 4.5	+ 4.5
Net Profit	96.7	87.0	+ 11.2	+11.4
Cash Flow	116.0	99.0	+ 17.2	-
(Cash)/Net debt	(31.9)	16.5	NS	-
Shareholders' equity before distribution of profit	585.4	488.2	+ 19.9	-
Capital expenditures	(44.5)	(25.1)	+ 77.1	-
Change in working capital	(17.0)	15.2	NS	-
Earnings per share in euros(3)	2.56	2.31	+ 10.8	-
Net dividend per share in euros (3)	0.85	0.69	+ 23.9	-

2005, an eventful year, has provided significant grounds for satisfaction.

Net sales totalled €998.2 million, advancing more than 7%, and approaching the symbolic €1 billion milestone.
The operating margin considerably exceeded targets: it increased to 12.7% versus the initial objective of 12%, despite promotional investments attributed to the roll-out of new perfumes (*par Amour* and *par Amour toujours* of Clarins, *Alien* of Thierry Mugler, *Silver Black* of Azzaro and *Miss Me* of Stella Cadente).
Through rigorous financial management, net profit increased 11.2% to €96.7 million.
Cash flow, advancing 17.2%, reached €116.0 million at year-end, assuring the resources to finance the investment plans and working capital requirements.
The Group, having paid down its debt, has the resources to actively pursue potential acquisition opportunities.

The alternative sources of growth developed in the Perfumes Division should maintain the Groups sales at current levels despite the contract with Procter & Gamble expired as planned on January 1st, 2006.

To welcome these performances and confirm its confidence in the future, the Management Board will ask the General Meeting to approve a dividend of €0.85, an increase of 23.9%.
This meeting will be held on Wednesday 24 May 2006 at 9:30 a.m. at Pavillon d'Armenonville, Allée de Longchamp, Paris 75116.

(1) *At average exchange rates*
(2) *At constant exchange rates*
(3) *Figures adjusted for bonus issues*

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER, STELLA CADENTE
Investor Relations Department - www.clarins-finance.com
Tel. : +33 (0) 1 46 41 41 25 - Fax : +33 (0) 1 45 00 35 88- Email : finance@clarins.net


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